COASTAL FINANCIAL CORPORATION

5415 Evergreen Way

Everett, WA 98203

January 24, 2025

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Shannon Davis and Michael Volley

Re:	Coastal Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-38589

Dear Ms. Davis and Mr. Volley:

Set forth below is the response of Coastal Financial Corporation (the “Company” or “we”), to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”). For your convenience, we have reproduced the text of the Staff’s comments in bold text followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023 Item 1. Business, page 3

1.	Staff’s Comment:

Please revise future filings to include the information related to your BaaS partners in slide 12 in your October 28, 2024 Investor Presentation included in Form 8-K filed on October 28, 2024. Additionally, please clarify which BaaS partners are regulated broker dealers.

Response:

The Company respectfully acknowledges the Staff’s comment and will include the requested information in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Consumer and Other Loans, page 6

2.	Staff’s Comment:

We note your disclosure that the terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Please revise future filings to provide some context to the noted variability, including disclosing typical terms of and collateral provided for installment loans and credit cards.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide in future filings additional disclosure about the consumer loans, including with respect to the term, the approximate percentages of our consumer loans that are secured and unsecured, and further information about any such consumer loans that are cash secured. We also note the table on page 84, which provides information regarding our consumer loans by type, including balances, commitments, and number of each type of loan.

Concentrations of Credit Risk, page 7

3.	Staff’s Comment:

Please revise future filings, in the Business section and/or other sections as appropriate, to include additional information related to the operation of and risk related to the cash reserve account including, but not limited to, the following:

•	the balance at the most recent period end and the average amount outstanding during each period presented if materially different,
•	where the amount is presented on your balance sheet,
•	a discussion of the typical contractual terms describing when a BaaS partner is required to replenish the account, and the number of times, if any, a BaaS partner has been unable to replenish the account,
•	how credit loss recoveries impact the cash reserve account, and
•	whether your payments related to BaaS loan and fraud expenses are paid into the cash reserve account or go directly to the BaaS partner.

Response:

The Company respectfully acknowledges the Staff’s comment. Based on our discussions with the Staff regarding this comment, we will provide in future filings a discussion of how the cash reserve accounts protect the bank and investors from potential losses related to our partner relationships. We will discuss the process and timing of steps to be taken if a partner relationship were to deteriorate. We will indicate that the balances are included in deposit liabilities and disclose the period end balance of the cash reserve. An overview of the mechanics of the credit enhancement arrangements will also be included in future filings. We note that the difference between average and period end balances are not material.

4.	Staff’s Comment:

Please revise future filings, in the Business section and/or other sections as appropriate, to include additional information related to the operation of and risks related to the credit enhancement and related asset including, but not limited to, the following:

•	a roll forward of the asset for each period presented, which includes increases related to expected losses recognized in the allowance for credit losses, reductions due to payments received, reductions due to credit loss recoveries, and any other adjustments with appropriate discussion if material,
•	a discussion of the typical contractual terms that define when a credit loss has been incurred (e.g., certain number of days delinquent, etc.) and the BaaS partner is required to pay you and any material timing considerations related to the payment,
•	a discussion of the typical payment mechanism, (e.g., partner pays you directly or you are paid through a reduction in the cash reserve account), and
•	a discussion of the typical contractual terms related to amount of interest income, if any, covered by the credit enhancement.

Response:

The Company respectfully acknowledges the Staff’s comment. However, we believe that we have adequately disclosed on page 8 of the Annual Report that the allowance for credit losses is an accounting estimate quantifying the risk related to the loans, credit enhancement and related asset.

Deposit Products, page 8

5.	Staff’s Comment:

Please revise future filings to clarify which deposit products provided through your CCBX partners provide FDIC insurance protection to the CCBX partners’ customer, partner or workforce. If the FDIC insurance protection does not cover the CCBX partners’ customer, partner or workforce, please discuss the risks related to this.

Response:

The Company respectfully acknowledges the Staff’s comment and will include in future filings whether it is CCBX’s fintech partners, customers or workforce that receive FDIC insurance protection coverage on the deposit products.

Regulation and Supervision, page 13

6.	Staff’s Comment:

Please consider revising future filings to present a separately captioned section related to regulations specific to the operations of CCBX.

Response:

The Company respectfully acknowledges the Staff’s comment. However, we note that our CCBX division operates as part of the Coastal Community Bank, and there are no specific regulations that would apply to the operations of CCBX only. Broker-dealers and FinTech companies are regulated by the banking regulations that we discuss beginning on page 13 of the Annual Report.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

7.	Staff’s Comment:

We note disclosure of deposit concentrations on page 101 and your discussion of how you manage loan and credit concentrations on page 55. In future filings, please ensure you identify, quantify and analyze all known trends, demands, commitments, events and uncertainties related to BaaS partners that are reasonably likely to have a material impact on your financial results or business. Refer to Item 303 of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. We believe that the disclosure regarding deposit concentrations is comprehensive but will include, to the extent applicable at the time of a filing of a periodic report, the requested information in future filings regarding known trends, demands, commitments, events and uncertainties related to BaaS partners that are reasonably likely to have a material impact on the Company’s financial results and/or business.

8.	Staff’s Comment:

In future filings, please ensure you disclose all information related to risks and uncertainties required by ASC 275-10-50.

Response:

The Company respectfully acknowledges the Staff’s comment. However, we believe that we have provided the required disclosures under ASC 275-10-50 under “Risk Factors” with respect to risks arising from concentrations.

Noninterest Income, page 66

9.	Staff’s Comment:

Please revise future filings to provide information related to the nature of and potential variability of the revenue streams presented as BaaS program income.

Response:

The Company respectfully acknowledges the Staff’s comment and will include in future filings the requested information to provide expanded disclosure around the Company’s BaaS program and the revenue streams presented as BaaS program income.

10.	Staff’s Comment:

Please revise future filings to disclose and discuss any performance or operating measures or metrics used by management related to BaaS program, including any measures or metrics related to BaaS program income.

Response:

The Company respectfully acknowledges the Staff’s comment. However, we note that no specific internal performance measures related to BaaS program income are used by management.

11.	Staff’s Comment:

Please tell us how you considered whether your “Deposit service charges and fees” line-item title was appropriate considering that it appears that the material amount of income included in this line-item does not relate to deposit service charges. Alternatively, please revise future filings to use a more appropriate line-item title.

Response:

The Company respectfully acknowledges the Staff’s comment and will update the title to “Service Charges and Fees.”

Loan Portfolio, page 79

12.	Staff’s Comment:

Please revise future filings to separately disclose real estate secured loans that are in a first lien and junior lien position, if material, and provide a discussion of the different risks related to junior lien loans.

Response:

The Company respectfully acknowledges the Staff’s comment. However, we believe that junior lien positions are not material to the Company’s business and do not believe adding a discussion of the different risks related to junior lien loans will be meaningful to investors.

Please do not hesitate to call me at (425) 357-3687 with any additional questions regarding the Annual Report.

Sincerely,

/s/ Joel Edwards
Joel Edwards
Executive Vice President and Chief Financial Officer

cc:  Michael Reed, Covington & Burling LLP
       (212) 841-1204

       MReed@cov.com